TSX: POM, AMEX: PLM 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-27

POLYMET FILES OCTOBER 31 QUARTERLY FINANCIALS

Vancouver, British Columbia, December 13, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that it has filed its third quarter financial statements and Management Discussion and Analysis for its fiscal quarter ended October 31, 2007. The filings are available at www.sedar.com, www.sec.gov and the Company's website www.polymetmining.com.

During the three months ended 31 October 2007, the Company incurred a loss of $0.4 million ($0.00 loss per share) compared to a loss of $3.9 million ($0.03 loss per share) in the prior year third quarter. The decrease in the net loss for the period was primarily attributable the capitalizing costs directly related to the NorthMet project upon completion of the DFS in late September 2006 (prior to this those costs had been expensed), and an increase in interest income owing primarily to higher cash balances as a result of the completion of a private placement late in April 2007.

General and Administrative expenses in the three months ended 31 October 2007, excluding non-cash stock based compensation expenses related to incentive stock options, was $0.9 million compared with $1.9 million for the three months ended 31 October 2006 as higher office and corporate wage expenses in the current period as a result of additional personnel were more than offset by reduced non-cash bonuses awarded in the prior year period.

During the first nine months of the current fiscal year, the Company invested approximately $13.7 million, primarily relating to environmental work, permitting activities, and pre-construction engineering at its NorthMet project. As of October 31, 2007 the Company had cash and equivalents of $28.6 million. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset- or mortgage-backed securities.

PolyMet’s 100%-owned project comprises the NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in mid-2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:   "William Murray"
          _______________________
          William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.